82-4660

02 APR 18

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

15th April 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ

02028521

SUPPL

PROCESSED
MAY 01 2002
THOMSON FINANCIAL

Dear Sir/Madam

**SR Packaging Limited - Registered No. 2763673**
**Aidcom Technology Limited – Registered No. 1641049**

Please find the attached forms' 288b in respect of the above named companies for Mr Martin Stevenson Crosbie Frame as Director.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped address envelope.

Yours faithfully

**TAYLOR NELSON SOFRES plc**

dlw 4/19

Encl. SAE
Forms 288b

cc: Securities and Exchange Commission, Filing Desk - Division of Corporation Finance
Office of International Corporate Finance, 450 Fifth Street N.W. Washington DC 20549, United States of America **(BY DHL)**

Zafar Aziz, Bank of New York (London) 020 7964 6028
Robert Goad, Bank of New York (USA) 001 646 885 3043

f:\users\legal\cherylg\judi\stats\003 150403.doc

Companies House
— for the record —

# 288b

## Terminating appointment as director or secretary

***(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))***

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 2763673

**Company Name in full** SR Packaging Limited

| | Day | Month | Year |
|---|---|---|---|
| Date of termination of appointment | 31 | 12 | 2000 |

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

**NAME** *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

| | Day | Month | Year |
|---|---|---|---|
| †Date of Birth | 30 | 04 | 1945 |

**A serving director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 12/4/02

(**serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

Form revised 1999

When you have completed and signed the form please send it to the Registrar of Companies at:

**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

# 288b

**Terminating appointment as director or secretary**
***(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))***

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

| | |
|---|---|
| **Company Number** | 1641049 |
| **Company Name in full** | Aidcom Technology Limited |

| | Day | Month | Year |
|---|---|---|---|
| Date of termination of appointment | 31 | 12 | 2000 |

as director ✔ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

**NAME** *Style / Title: Mr *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Martin Stevenson Crosbie

Surname: Frame

| | Day | Month | Year |
|---|---|---|---|
| †Date of Birth | 30 | 04 | 1945 |

**A serving director, secretary etc must sign the form below.**

**Signed** [signature] **Date** 12/4/02

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Judith George, Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel 020 8967 0007
DX number DX exchange

Companies House receipt date barcode

***This form has been provided free of charge by Companies House.***

When you have completed and signed the form please send it to the Registrar of Companies at:
**Companies House, Crown Way, Cardiff, CF14 3UZ** **DX 33050 Cardiff**
for companies registered in England and Wales **or**
**Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB**
for companies registered in Scotland **DX 235 Edinburgh**

Form revised 1999